

Ben Greenberg · 3rd

Chief Product Officer at Cancer Treatment Centers of America

New York, New York, United States · 500+ connections ·

Contact info

Cancer Treatment Centers of America

Oberlin College

Experience

Chief Product Officer at Cancer Treatment Centers of America
Cancer Treatment Centers of America · Full-time
Feb 2020 – Present · 1 yr 3 mos

Chief Product Officer
Scripps Research Translational Institute
Feb 2019 – Feb 2020 · 1 yr 1 mo

Vice President, Product Management & User Experience
WebMD
Oct 2007 – Jan 2019 · 11 yrs 4 mos

Lead Software Engineer
Fry
Jul 2005 – Sep 2007 · 2 yrs 3 mos

Lead Software Engineer
VMS
Jun 2004 – Jul 2005 · 1 yr 2 mos

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Education

Oberlin College
1993 – 1997

Fieldston
1980 – 1993

Skills & endorsements

User Experience · 99+
Endorsed by Jean-Paul Carmichael and 1 other who is highly skilled at this
Endorsed by 41 of Ben's colleagues at WebMD

Product Management · 85
Endorsed by Kimberly Kovacs and 2 others who are highly skilled at this
Endorsed by 39 of Ben's colleagues at WebMD

Digital Strategy · 64
Endorsed by Tracy Hankin, who is highly skilled at this
Endorsed by 24 of Ben's colleagues at WebMD

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